SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

October 28, 2020

Contact:	Trinity Biotech plc
Kevin Tansley
(353)-1-2769800

Trinity Biotech Announces Results of AGM

DUBLIN, Ireland (October 28, 2020)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results of the Annual General Meeting (AGM).

AGM Results

On October 23, 2020, Trinity Biotech plc held an AGM of Shareholders at the Company’s headquarters at IDA Business Park, Bray, Co. Wicklow, Ireland. The ordinary resolutions were passed by a simple majority of the votes cast by the Company’s shareholders. Special resolutions were passed by at least 75% of votes cast by the Company’s shareholders being in favour of the special resolutions.

At the AGM the Company’s shareholders approved the following resolutions:

•
To review the affairs of the Company and consider the financial statements of the Company for the year ended December 31, 2019 together with the reports of the directors and statutory auditors thereon.

•	To authorise the board of directors to fix the statutory auditors’ remuneration.

•	To consider and, if thought fit, pass the following resolution as a special resolution:

"That, for the purposes of Section 1078 of the Companies Act 2014, the re-allotment price range at which Shares and/or American Depositary Receipts held as treasury shares (as defined by Section 106 of that Act) ("Treasury Shares") may be re-allotted off-market shall be as follows:

a.	the maximum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 115% of the Relevant Price; and
b.	the minimum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 85% of the Relevant Price.

For the purposes of this resolution, the expression "the Relevant Price" shall mean the average of the NASDAQ official close price of the Shares (being appropriately adjusted to reflect the number of Shares comprised in American Depositary Receipts) for the period of ten business days immediately preceding the day on which the Treasury Share is re-allotted.

The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with and subject to the provision of the said Section 1078.”

•	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the Trinity Biotech plc Employee Share Option Plan 2020, the main features of which are summarised in the Chairman’s letter accompanying this Notice and a copy of the rules of which is produced to the meeting and signed by the Chairman for the purposes of identification, be and is hereby approved and adopted.

The following special resolution was not carried:

•	To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company and/or any subsidiary (as defined by Section 7 of the Companies Act 2014) of the Company be generally authorised to make overseas market purchases (as defined by Section 1072 of that Act) on the National Association of Securities Dealers Automated Quotation Market (NASDAQ), of "A" Ordinary Shares of US$0.0109 each (the "Share(s)") and/or American Depositary Receipts, on such terms and conditions and in such manner as the directors may determine from time to time but subject, however, to the provisions of the Companies Act 2014, the Articles of Association of the Company and to the following provisions:

a.
the maximum number of the Shares (or Shares comprised in American Depositary Receipts) authorised to be acquired pursuant to this resolution shall not exceed 25% of the Shares in issue of the Company as at the close of business on the date of the passing of this resolution;

b.
the minimum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share comprised in American Depositary Receipts) shall be an amount equal to the nominal value of that Share; and

c.
the maximum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share comprised in American Depositary Receipts) shall be an amount equal to 110% of the average of the NASDAQ official close price of the Shares (being appropriately adjusted to reflect the number of Shares comprised in American Depositary Receipts) for the period of ten business days immediately preceding the day on which the Share is purchased.

The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company and/or any subsidiary of the Company may, before such expiry, enter into a contract for the purchase of Shares and/or American Depositary Receipts which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  28 October 2020